UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

HOLOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2.00% Convertible Senior Notes due 2042

(Title of Class of Securities)

436440 AC5

(CUSIP Number of Class of Securities)

John M. Griffin

General Counsel

Hologic, Inc.

250 Campus Drive,

Marlborough, MA 01752

Tel: (508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$208,077,170	$25,905.61

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Senior Notes due 2042 issued March 5, 2012 (the “Notes”), as described herein, is 100% of the accreted principal amount of the Notes as of March 1, 2018, plus any accrued but unpaid interest thereon. As of January 29, 2018, there were Notes with $206,017,000 of aggregate principal amount outstanding and, as of the date of repurchase, there will be $2,060,170 of accrued and unpaid interest on the Notes, resulting in an aggregate maximum repurchase price of $208,077,170.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,905.61	Filing Party: Hologic, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 29, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on January 29, 2018 (the “Original Schedule TO” and together with this Amendment No. 1, the “Schedule TO”) by Hologic, Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the right of each holder (each a “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2042 issued March 5, 2012 (the “Notes”) to require the Company to repurchase the Notes upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, the Company’s Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2042, dated January 29, 2018, filed as an exhibit to the Original Schedule TO (the “Original Put Right Notice”), and Amendment No. 1 to the Put Right Notice, dated February 9, 2018, filed as an exhibit to this Amendment No. 1 (the “Amendment to Put Right Notice” and together with the Original Put Right Notice, the “Put Right Notice”). The right of a Holder to require the Company to repurchase the Notes, as described in the Put Right Notice, as amended or supplemented from time to time, is referred to as the “Put Option.”

The Notes were issued under an Indenture, dated as of December 10, 2007 (the “Base Indenture”), by and between the Company, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”), as supplemented by the Third Supplemental Indenture, dated as of March 5, 2012 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), by and between the Company and the Trustee.

This Amendment No. 1 includes only the items in the Original Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO. Capitalized terms used but not defined herein have the respective meanings given to such terms in the Original Put Right Notice. You should read this Amendment No. 1 together with the Original Schedule TO and the exhibits thereto and hereto.

The Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

On February 9, 2018, the Company issued the Amendment to Put Right Notice announcing that the Expiration Date of the Put Option and the deadline for the Holders’ right to withdraw their previous exercise of the Put Option has been extended until 12:00 midnight, New York City time, at the end of Wednesday, February 28, 2018. The Put Option and the Holders’ right to withdraw their previous exercise of the Put Option was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, February 28, 2018. Therefore, all references to “5:00 p.m., New York City time, on Wednesday, February 28, 2018” and all references to “5:00 p.m., New York City time, on the Expiration Date” in the Original Put Right Notice are hereby amended to be references to “12:00 midnight, New York City time, at the end of Wednesday, February 28, 2018.” A copy of the Amendment to Put Right Notice is filed as Exhibit (a)(1)(C) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2042, dated January 29, 2018, including form of Optional Put Repurchase Notice (previously filed with the Original Schedule TO on January 29, 2018).

(a)(1)(B)	IRS Form W-9 (previously filed with the Original Schedule TO on January 29, 2018).

(a)(1)(C)	Amendment No. 1 to the Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2042, dated February 9, 2018.

(a)(5)	Press Release issued by the Company on January 29, 2018 (previously filed with the Original Schedule TO on January 29, 2018).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	Third Supplemental Indenture, dated as of March 5, 2012, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 8, 2012).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2042, dated January 29, 2018 (previously filed with the Original Schedule TO on January 29, 2018).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLOGIC, INC.

By:	/s/ Robert W. McMahon
Name:	Robert W. McMahon
Title:	Chief Financial Officer

Date:	February 9, 2018